

SEC 07003215 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66232

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2006 (MM/DD/YY) AND ENDING 12-31-2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCM CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

153 O'NEILL STREET
(No. and Street)

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

SAN JUAN, PR 00918
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAMON CANTERO-FRAU (787) 281-8880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARBONELL & CO., LLP / CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

PO BOX 270010 SAN JUAN, PR 00927-0010
(Address) (City) (State) (Zip Code)



SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RAMON CANTERO FRAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCM CAPITAL, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit # 212

Sworn and subscribed before me by Ramon Cantero-Frau, of legal age, executive, single, resident of San Juan, Puerto Rico, personally known to me this 22 day of February 2007, in San Juan, Puerto Rico



Signature

CHAIRMAN AND CEO
Title



Notary Public



This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCM CAPITAL, INC.

Financial Statements
December 31, 2006
(with Auditors' Report thereon)

Carbonell & Co., LLP
Certified Public Accountants

Carbonell & Co., LLP

Certified Public Accountants
PO Box 270010
San Juan PR 00927-0010
Telephone: (787) 300-3777
Fax: (787) 300-3771

TCM CAPITAL, INC.
Financial Statements
December 31, 2006

Contents

Carbonell & Co., LLP

Certified Public Accountants
PO Box 270010
San Juan PR 00927-0010
Telephone: (787) 300-3777
Fax: (787) 300-3771

February 7, 2007

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
TCM Capital, Inc.

We have audited the accompanying statement of financial condition of **TCM Capital, Inc.**, as of December 31, 2006, and the related statements of loss, changes in stockholders' deficit, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness other Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of **TCM Capital, Inc.**, as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but

is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carbonell & Co. LLP.

Carbonell & Co., LLP
Certified Public Accountants


CARBONELL & CO., LLP
PUERTO RICO
LIC.
211
CERTIFIED PUBLIC ACCOUNTANTS

License No. 211 Expires Dec. 1, 2007
Stamp #2198754 of the P.R. Society of Certified Public Accountants has been affixed to the original of this report.

TCM CAPITAL, INC.
Statement of Financial Condition
December 31, 2006

Assets

Current Assets:		
Cash (Notes 1 and 2)	$	239,719
Accounts receivables (Notes 1 and 3)		33,018
Prepaid expenses		22,181
Deposit - clearing agreement		101,775
Total current assets		396,693
Property and equipment, net (Notes 1 and 4)		5,748
Deferred tax asset (Notes 1 and 5)		942,547
Total assets	$	**1,344,988**

Liabilities and Stockholders' Deficit

Current Liabilities:		
Accounts payable	$	39,837
Accrued expenses		43,339
Total current liabilities		83,176
Subordinated loan payable (Note 6)		2,000,000
Total liabilities		2,083,176
Commitment (Note 7)		
Stockholders' Deficit:		
Common stock $1 par value; authorized shares 1,000,000; issued and outstanding 875,001 shares		875,001
Accumulated deficit		(1,613,189)
Total stockholders' deficit		(738,188)
Total liabilities and stockholders' deficit	$	**1,344,988**

See accompanying Notes to Financial Statements and Auditors' Report.

TCM CAPITAL, INC.
Statement of Loss
For the year ended December 31, 2006

Revenues:	
Fees	$ 119,000
Commissions	45,089
Trading losses, net	(16,534)
Interests, dividends and other operating income	6,997
Total revenues	154,552
Operating expenses:	
Salaries and payroll taxes	244,578
Interest expense (Notes 6 and 9)	179,830
Professional services	127,391
Rent and leased equipment (Note 7)	104,415
Tickets charges and fees	55,218
Travel	39,450
Meals and entertainment	34,498
Utilities	27,871
General and health insurance	23,065
Motor vehicle	17,182
Depreciation (Note 1)	8,139
Licenses and taxes	4,625
Other operating expenses	48,207
Total operating expenses	914,469
Net loss before income tax benefit	(759,917)
Income tax benefit (Notes 1 and 5)	287,958
Net loss	$ **(471,959)**

See accompanying Notes to Financial Statements and Auditors' Report.

TCM CAPITAL, INC.
Statement of Changes in Stockholders' Deficit
For the year ended December 31, 2006

	Common Stocks	Accumulated Deficit	Total Stockholders' Deficit
Balance, January 1, 2006	$ 375,001	$ (1,141,230)	$ (766,229)
Net loss	-	(471,959)	(471,959)
Additions	500,000	-	500,000
Balance, December 31, 2006	**$ 875,001**	**$ (1,613,189)**	**$ (738,188)**

See accompanying Notes to Financial Statements and Auditors' Report.

TCM CAPITAL, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the year ended December 31, 2006

Balance, January 1, 2006	$ 2,000,000
Increase	-
Decrease	-
Balance, December 31, 2006	**$ 2,000,000**

See accompanying Notes to Financial Statements and Auditors' Report.

TCM CAPITAL, INC.
Statement of Cash Flows
For the year ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (471,959)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	8,139
Deferred income tax	(287,958)
Change in assets and liabilities	
Increase in receivables	(15,787)
Increase in prepaid expenses	(6,988)
Increase in accounts payable	20,706
Increase in accrued expenses	2,700
Increase in deposit - clearing agreement	325
Total adjustments	(278,863)
Net cash used in operating activities	(750,822)
Cash flows from financing activities:	
Common stocks issued	500,000
Net cash provided by financing activities	500,000
Net decrease in cash	(250,822)
Cash at beginning of year	490,541
Cash at end of year	$ **239,719**

See accompanying Notes to Financial Statements and Auditors' Report.

Note 1. Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of TCM Capital, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business

The Company was incorporated under the Laws of the Commonwealth of Puerto Rico in May 8, 2003. The Company is engaged in investment banking, brokerage and financial advisory services and is a member of the National Association of Security Dealers, Inc. (NASD). The Company operates principally in the Commonwealth of Puerto Rico.

The Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer.

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (GAAP). The most significant accounting policies followed by the Company are the following:

Accounting Basis

Assets, liabilities, revenues and expenses are recognized using the accrual method of accounting.

Securities Transactions

Securities owned transactions are recorded on the trade date, as if they had settled. Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis for the institutional division and on a settlement-date basis for the retail division. The difference between the settlement date basis used for the retail division and the trade date basis required by GAAP is not material.

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Consulting and Investment Advisory Income

Consulting and investment advisory fees are recognized as earned on a prorate basis over the term of the contract.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Receivables

The Company uses the allowance method for accounts receivable. The allowance is adjusted based on current year status of accounts receivable. For the year ended December 31, 2006 management considered all receivables fully collectible, therefore no allowance for doubtful accounts was recorded.

Property and Equipment

Property and equipment are stated at cost. Major renewals and betterments are charged to property accounts; replacements, maintenance and repairs, which do not improve or extend the life of the respective assets are charged to expenses.

Depreciation of property and equipment are provided by charging against earnings, amounts sufficient to amortize their cost over the estimated useful lives. Depreciation is provided using the straight-line method. Depreciation expense totaled $8,139.

Profit or loss on disposition of assets is credited or charged to earnings, and the related asset cost and accumulated depreciation is removed from the respective accounts.

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are reviewed for impairment at least annually or whenever events or circumstances indicate their carrying value may not be recoverable. If total of the expected future undiscounted cash flows is less than the carrying value of the asset, a loss is recognized for the difference between the imputed fair value and the carrying value of the asset. There is no impairment charges in the year ended December 31, 2006.

Cash Equivalents and Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business. As of the balance sheet date no cash equivalents existed.

Income Taxes

A deferred tax asset or liability is recognized for the estimated future tax effect attributable to temporary differences. A related valuation allowance is recognized when it is more likely than not that the deferred tax asset will be realized. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled.

Temporary differences giving rise to deferred tax assets and liabilities are attributable to deferred compensation, net unrealized gains and losses on securities owned and other revenues and expenses which are reported for tax purposes in different years than for financial reporting purposes.

Investments

In 2003 the Company implemented SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities" for accounting for investments. Marketable equity securities are accounted for as trading securities and are stated at market value with unrealized gains and losses accounted for in current income from operations.

TCM CAPITAL, INC.
Notes to Financial Statements
December 31, 2006

Note 2. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Also, the Company's main business is with individual customers and corporations in Puerto Rico.

The Company maintains its cash accounts in a local commercial bank and a brokerage firm. The account at the commercial bank is guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The accounts at the brokerage firm are guaranteed by Securities Investors Protection Corporation (SIPC) up to $100,000 and the excess by a commercial insurer arranged by Pershing LLC. As of December 31, 2006 the balance on deposit per bank records exceeded the insured limits by $144,388.

Note 3. Accounts Receivable

Accounts receivable others at December 31, 2006 consist of the following:

Others	$ 32,418
Receivable from employees	600
Total	**$ 33,018**

Note 4. Property and Equipment

Property and equipment consist of the following:

Furniture and fixtures	3-5 years	$ 6,813
Equipments	3 years	18,238
Less: accumulated depreciation		(19,303)
Property and equipment, net		**$ 5,748**

Note 5. Income Taxes

In accordance with SFAS No. 109, the Company recorded deferred tax assets to reflect future tax benefits of financial operating losses carried forward as of December 31, 2006. A reconciliation of deferred tax asset is as follows:

2003	$ 14,710
2004	86,287
2005	553,592
2006	287,958
Less: allowance	- 0 -
Total	**$ 942,547**

The Company has net operating losses carry forward which expire as follows:

2010	$ 53,786
2011	242,791
2012	1,471,375
2013	742,669
Total	**$ 2,510,621**

Note 6. Subordinated Loan Payable

At December 31, 2006, the Company had a subordinated loan agreement with Popular, Inc. in the amount of $2,000,000 for equity capital with a maturity date of August 2009. The loan bears interest at 8% and is guaranteed by the stockholders. The unpaid principal can be repaid in full or in part after August 2007 with the written approval from the National Association of Security Dealers, Inc. (NASD). All borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule. Furthermore, these borrowings are available in computing the net capital under the SEC Rule 15c3-1. The financing agreement include certain covenants including requirements to maintain defined levels of debt to tangible net worth and financial statement reporting requirements. As of December 31, 2006, the Company is in non compliance with the covenant of maintain certain levels of debt to tangible net worth.

Note 7. Commitment and Contingencies

Operating Lease

The Company has entered into a one year renewable operating lease agreement with O'Neill 153, Inc., a related party, for the rent of an office space at 153 O'Neill Street, Hato Rey, Puerto Rico with basic monthly installments of $6,920, plus allocation of expenses which expires on July 2007. The Company paid rent in the amount of $83,040.

Going Concern

The accompanying financial statements show a loss from operations of $759,917 and stockholders' deficit of $1,613,189, net of an accrued deferred tax asset of $942,547 corresponding to $2,510,621 in losses that expires beginning in the year 2010 through 2013. Those factors create an uncertainty about the Company's ability to continue as a going concern. Management of the Company is currently working various engagements they consider if realized, will improve the financial position of the Company. Furthermore, the principal stockholder has made a commitment to structure a transaction that will invest one million dollars in cash in exchange of additional company stocks. The ability of the Company to continue as a going concern is dependent on the capital contribution and the realization of the aforementioned engagements. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 8. Clearance Agreement

The Company has clearing and custody agreement with Pershing LLC for its institutional and retail brokerage operations. Under the terms of the agreement, Pershing LLC clear and execute the brokerage transactions of the Company's customers on a fully disclosed basis.

Note 9. Supplemental Disclosure of Cash Flows Information

The statements of cash flows classify changes in cash according to operating, investing and financing activities. During the year ended December 31, 2006, the Company paid $179,830 in interests.

TCM CAPITAL, INC.

Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1

For the year ended December 31, 2006

Total ownership deficit	$	(738,188)
Ownership equity not allowable for Net Capital		-
Total ownership deficit qualified for Net Capital		(738,188)
Liabilities subordinated to claims of general creditors allowable in computation of net capital		2,000,000
Total capital and allowable subordinated liabilities		1,261,812
Total nonallowable assets		(1,005,269)
Net Capital	**$**	**256,543**

Carbonell & Co., LLP

Certified Public Accountants
PO Box 270010
San Juan PR 00927-0010
Telephone: (787) 300-3777
Fax: (787) 300-3771

February 7, 2007

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
TCM Capital, Inc.

We have audited the accompanying financial statements of TCM Capital, Inc. as of and for the year ended December 31, 2006, and have issued our report thereon dated February 7, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carbonell & Co. LLP

Carbonell & Co., LLP
Certified Public Accountants

License No. 211 Expires Dec. 1, 2007
Stamp #2198755 of the P.R. Society of Certified Public Accountants has been affixed to the original of this report.


CARBONELL & CO., LLP
PUERTO RICO
LIC.
211
CERTIFIED PUBLIC ACCOUNTANTS

TCM CAPITAL, INC.
Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1 of the Securities and Exchange Commission
For the year ended December 31, 2006

Total ownership deficit	$	(738,188)
Ownership equity not allowable for Net Capital		-
Total ownership deficit qualified for Net Capital		(738,188)
Liabilities subordinated to claims of general creditors allowable in computation of net capital		2,000,000
Total capital and allowable subordinated liabilities		1,261,812
Total nonallowable assets		(1,005,269)
Net Capital	$	**256,543**

Reconciliation with company's computation included in Part II A of Form X-17A-5 as of December 31, 2006

Net capital, as reported in Company's Part II (unaudited)		
Focus Report	$	256,553
Audit adjustment to record an asset		421
Difference due to rounding		(10)
Non-allowable asset		(421)
Other items		-
Net capital per above	$	**256,543**

Carbonell & Co., LLP

Certified Public Accountants
PO Box 270010
San Juan PR 00927-0010
Telephone: (787) 300-3777
Fax: (787) 300-3771

February 7, 2007

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

Board of Directors
TCM Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of TCM Capital, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exempt provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer require by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management

are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Not withstanding the above, if should be noted that TCM Capital, Inc. is an introducing broker for Pershing LLC. TCM Capital, Inc. does not accept cash, does not safe keep securities, and only accepts checks in the name of Pershing LLC, which are deposited in a Pershing account at Citibank. TCM Capital, Inc. receives daily reports of all account movement which are reviewed by the operations manager, the controller and the principal of the firm. These internal controls and others reduces the possibility of errors and frauds.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited

may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not used by anyone other than these specified parties.

Carbonell & Co., LLP

Carbonell & Co., LLP
Certified Public Accountants


CARBONELL & CO., LLP
PUERTO RICO
LIC.
211
CERTIFIED PUBLIC ACCOUNTANTS

License No. 211 Expires Dec. 1, 2007
Stamp #2198756 of the P.R. Society of Certified Public Accountants has been affixed to the original of this report.

END